Contact

www.linkedin.com/in/nicolaas-mink-4aa11256 (LinkedIn)
www.sitkasalmonshares.com (Company)

Top Skills

Sustainability
Community Outreach
Editing

Nicolaas Mink

Academic I Entrepreneur I Food Guy
Madison

Summary

I'm an academic and entrepreneur with more than two decades of experience teaching about food systems and natural resource management as well as working as a manager and executive in the food industry.

In both my career in business and academia, I'm especially interested in value creation systems for historically-marginalized producers, community-driven natural resource development, and restorative economies and institutions.

In my spare time, I like to make people pizza in my backyard and travel the world with friends and family.

Experience

Seven Acre Dairy Company
Managing Member and Chief Restoration Officer
September 2021 - Present (11 months)
Madison, Wisconsin, United States

I'm leading a team that is redeveloping a 21,000 square foot historic creamery in Paoli, Wisconsin, just outside of Madison. We're working on building and operating a mixed-use commercial center that includes a working micro-dairy, a restaurant, a cafe, and a boutique hotel. Through this platform, we also intend to launch a better-for-you, better-for-the planet local dairy brand.

Knox College
Instructor of Environmental Studies
January 2010 - Present (12 years 7 months)
Galesburg, Illinois

I regularly teach courses on sustainable food systems, natural resource management, and environmental history.

Sitka Salmon Shares
Co-Founder and CEO

September 2011 - September 2021 (10 years 1 month)
Sitka, Alaska and Midwest, U.S.A.

At Sitka Salmon Shares, I oversaw the initial 10 years of a company that connects a collective of small-boat family fishermen to Community Supported Fishery members.

During that time, we grew Sitka from an idea to a company to a profitable leader in the D2C wild seafood industry. I developed a novel institutional/legal form and operating agreement that brought together capital and talent, with a producer-ownership class, for robust and socially-just growth. I oversaw the Company's acquisition and merger with Big Blue Fisheries LLC, in Sitka, Alaska, and oversaw multiple financing rounds and securities issues.

Under my leadership, the Company created a vertically integrated supply chain that provides unrivaled transparency and traceability in an industry fraught with fraud and poor quality.

Butler University

Sustainable Foods Fellow/Co-Founder Indy Food Council
August 2012 - May 2014 (1 year 10 months)
Indianapolis, Indiana Area

I worked to help stakeholders build the capacity of their local food system in Indianapolis. Among other activities, I was a founding member and manager of the Indianapolis Food Policy Council, where I worked with state agencies and private businesses to create and launch initiatives aimed at improving Indiana's "Good Food" ecosystem.

I also taught classes on Urban Ecology in Butler's Center for Urban Ecology

Education

University of Wisconsin-Madison

Doctor of Philosophy (Ph.D.), History and Environmental Studies · (2004 - 2010)

University of Montana

Master of Arts - MA, History of the American West · (2002 - 2004)

University of Wisconsin-Madison

Bachelor of Arts - BA, History · (1998 - 2002)